UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Otonomo Technologies Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M7571L103

(CUSIP Number)

July 21, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7571L103	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Stage One Venture Capital Fund II (Israel), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,886,235
	6	SHARED VOTING POWER ---
	7	SOLE DISPOSITIVE POWER 9,886,235
	8	SHARED DISPOSITIVE POWER ---
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,886,235
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.48% (*)
12	TYPE OF REPORTING PERSON (See instructions) PN

(*)	Based on 132,214,733 Ordinary Shares outstanding as of October 4, 2021 (as reported on the Company’s 424(b)(4) prospectus filed with the SEC on October 4, 2021).

CUSIP No. M7571L103	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Stage One Venture Capital Fund II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,409,558
	6	SHARED VOTING POWER ---
	7	SOLE DISPOSITIVE POWER 1,409,558
	8	SHARED DISPOSITIVE POWER ---
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,409,558
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.06% (*)
12	TYPE OF REPORTING PERSON (See instructions) PN

(*)	Based on 132,214,733 Ordinary Shares outstanding as of October 4, 2021 (as reported on the Company’s 424(b)(4) prospectus filed with the SEC on October 4, 2021).

CUSIP No. M7571L103	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Stage One Capital (GP) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 11,295,793
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 11,295,793
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,295,793
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.54% (*)
12	TYPE OF REPORTING PERSON (See instructions) PN

(*)	Based on 132,214,733 Ordinary Shares outstanding as of October 4, 2021 (as reported on the Company’s 424(b)(3) prospectus filed with the SEC on November 3, 2021).

CUSIP No. M7571L103	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Stage One II Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 11,295,793
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 11,295,793
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,295,793
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.54% (*)
12	TYPE OF REPORTING PERSON (See instructions) PN

(*)	Based on 132,214,733 Ordinary Shares outstanding as of October 4, 2021 (as reported on the Company’s 424(b)(3) prospectus filed with the SEC on November 3, 2021).

CUSIP No. M7571L103	13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS Tal Slobodkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 11,295,793
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 11,295,793
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,295,793
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.54% (*)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*)	Based on 132,214,733 Ordinary Shares outstanding as of October 4, 2021 (as reported on the Company’s 424(b)(3) prospectus filed with the SEC on November 3, 2021).

CUSIP No. M7571L103	13G	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS Yuval Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 11,295,793
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 11,295,793
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,295,793
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.54% (*)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*)	Based on 132,214,733 Ordinary Shares outstanding as of October 4, 2021 (as reported on the Company’s 424(b)(3) prospectus filed with the SEC on November 3, 2021).

CUSIP No. M7571L103	13G	Page 8 of 11 Pages

Item 1. (a)	Name of Issuer:

Otonomo Technologies Ltd.

(b)	Address of Issuer's Principal Executive Offices:

16 Abba Eban Blvd., Herzliya Pituach 467256, Israel

Item 2.	(a)	Name of Person Filing:

Stage One Venture Capital Fund II (Israel), L.P.

Stage One Venture Capital Fund II (Cayman), L.P.

Stage One Capital (GP) II, L.P.

Stage One II Holdings Ltd.

Tal Slobodkin

Yuval Cohen

(b)	Address of Principal Business Office:

The address of the principal business and principal office of each of the Reporting Persons listed above is:

12 Abba Eban Blvd., Eckerstein Towers, Bldg. D, 3rd Floor, Herzliya Pituach, Israel, 4672530

(c)	Citizenship:

The citizenship of each of the Reporting Persons listed above is:

Stage One Venture Capital Fund II (Israel), L.P. – Cayman Islands

Stage One Venture Capital Fund II (Cayman), L.P. – Cayman Islands

Stage One Capital (GP) II, L.P. – Cayman Islands

Stage One II Holdings Ltd. – Israel

Tal Slobodkin – Israel

Yuval Cohen – Israel

(d)	Title of Class of Securities:

Ordinary Shares, no par value

(e)	CUSIP Number:

M7571L103

Item 3.	Not applicable.

Item 4.	Ownership:

This Schedule 13G is being filed by Stage One Venture Capital Fund II (Israel), L.P. (“Stage One Israel”); Stage One Venture Capital Fund II (Cayman) L.P. (together with Stage One Israel, the “Funds”); Stage One Capital (GP) II, L.P. (“Stage One GP”); Stage One II Holdings Ltd.; Tal Slobodkin; and Yuval Cohen. Stage One GP is the general partner of each of the Funds and Stage One II Holdings Ltd. is the general partner of Stage One GP, and as such may be deemed to be the beneficial owner of all shares held by the Funds. The controlling persons of Stage One II Holdings Ltd. are Tal Slobodkin and Yuval Cohen and they may be deemed to have shared voting and dispositive power over the shares.

CUSIP No. M7571L103	13G	Page 9 of 11 Pages

(a)	Amount beneficially owned:

See row 9 of cover pages

Percent of class:

See row 11 of cover pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover pages

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover pages

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover pages

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M7571L103	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2022

Stage One Venture Capital Fund II (Israel), L.P.

By:	/s/ Tal Slobodkin and /s/ Yuval Cohen
Name:	Tal Slobodkin and Yuval Cohen
Title:	Managing Partners

Stage One Venture Capital Fund II (Cayman), L.P.

By:	/s/ Tal Slobodkin and /s/ Yuval Cohen
Name:	Tal Slobodkin and Yuval Cohen
Title:	Managing Partners

Stage One Capital (GP) II, L.P.

By:	/s/ Tal Slobodkin and /s/ Yuval Cohen
Name:	Tal Slobodkin and Yuval Cohen
Title:	Managing Partners

Stage One II Holdings Ltd.

By:	/s/ Tal Slobodkin and /s/ Yuval Cohen
Name:	Tal Slobodkin and Yuval Cohen
Title:	Managing Partners

/s/ Tal Slobodkin
Name: Tal Slobodkin

/s/ Yuval Cohen
Name: Yuval Cohen

CUSIP No. M7571L103	13G	Page 11 of 11 Pages

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Otonomo Technologies Ltd. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.  In accordance with Rule 13d-1(k)(1), the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G and any amendments thereto with respect to the equity securities (as defined in Rule 13d-1(i)) of the Issuer, beneficially owned by each of them.  This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G and any amendments thereto.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

February 7, 2022

Stage One Venture Capital Fund II (Israel), L.P.

By:	/s/ Tal Slobodkin and /s/ Yuval Cohen
Name:	Tal Slobodkin and Yuval Cohen
Title:	Managing Partners

Stage One Venture Capital Fund II (Cayman), L.P.

By:	/s/ Tal Slobodkin and /s/ Yuval Cohen
Name:	Tal Slobodkin and Yuval Cohen
Title:	Managing Partners

Stage One Capital (GP) II, L.P.

By:	/s/ Tal Slobodkin and /s/ Yuval Cohen
Name:	Tal Slobodkin and Yuval Cohen
Title:	Managing Partners

Stage One II Holdings Ltd.

By:	/s/ Tal Slobodkin and /s/ Yuval Cohen
Name:	Tal Slobodkin and Yuval Cohen
Title:	Managing Partners

/s/ Tal Slobodkin
Name: Tal Slobodkin

/s/ Yuval Cohen
Name: Yuval Cohen